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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1 )*


                      G.T. Global Floating Rate Fund, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    361969108
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No.  361969108                   13G                    Page   2   of   6

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GT Global, Inc. (94-3028918)and LGT Asset Management, Inc. (94-3037666).
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

              GT Global, Inc. - California
              LGT Asset Management, Inc. - California
------------ ------ ------------------------------------------------------------

   NUMBER OF SHARES      5      SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                        2,516,409  - shares
         WITH
                         ------ ------------------------------------------------

                         6      SHARED VOTING POWER

                                                  - 0 -
                         ------ ------------------------------------------------

                         7      SOLE DISPOSITIVE POWER

                                              2,516,409   - shares
                         ------ ------------------------------------------------

                         8      SHARED DISPOSITIVE POWER

                                                  - 0 -
---------------- ---------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,516,409 - shares
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10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         / /
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       17.53%
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12   TYPE OF REPORTING PERSON*

                       BD, HC
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CUSIP: 361969108                                                    Page 3 of 6


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13G


Item 1.  Security and Issuer

         (a) GT Global Floating Rate Fund (the "Company")

         (b) Address:    50 California Street
                         San Francisco, CA 94111


Item 2.  Identity and Background

         (a) This Schedule 13G is being filed by (i) GT Global, Inc., a California Corporation, registered broker dealer; and (ii) LGT Asset Management, Inc., a holding company. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

         (b) The address of the principal place of business of GT Global, Inc. and LGT Asset Management, Inc., is 50 California Street, San Francisco, CA 94111.

         (c) GT Global, Inc. and LGT Asset Management, Inc. are California Corporations.

         (d) Common Stock

         (e) CUSIP Number: 361969108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a) X   Broker or dealer registered under Section 15 of the Act.

         (g) X   Parent Holding Company, in accordance with Rule 13d-1 (b) (ii)
                 (g): see Item 7.
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CUSIP: 361969108                                                     Page 4 of 6

Item 4.  Ownership

         (a) For the month ended November 6, 1997, the aggregate number of shares of the Company's common stock beneficially owned by GT Global and LGT Asset Management, Inc., as the holding company is 2,516,409 shares.

         (b) Percent of Class: 17.53% based upon 14,354,391 shares outstanding.

         (c) GT Global and its parent LGT Asset Management, Inc.have sole power to vote or to direct to vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this statement. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

Item 5.  Ownership of Five Percent or Less

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

         See attached Exhibit I.

Item 8.  Identification and Classification of Members of a Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.
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CUSIP: 361969108                                                     Page 6 of 6


Item 10.  Certification

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 7, 1997


Signatures:

                           GT Global, Inc.,
                           as Investment Adviser


                           By: /s/ Helge Krist Lee
                              -------------------------
                                Helge Krist Lee



                           LGT Asset Management, Inc.,
                           as Holding Company


                           By: /s/ Helge Krist Lee
                              -------------------------
                                 Helge Krist Lee